                      SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            LIBERTE INVESTORS INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  530154-10-3
- --------------------------------------------------------------------------------
                                (CUSIP Number)


                                                     with a copy to:
Gerald J. Ford                                       Michael D. Wortley
200 Crescent Court                                   Vinson & Elkins, L.L.P.
Suite 1350                                           3700 Trammell Crow Center
Dallas, Texas 75201                                  2001 Ross Avenue
(214) 871-5131                                       Dallas, Texas  75201-2975
                                                     (214) 220-7732
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 16, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of above Persons):

                                  Gerald J. Ford     ###-##-####
- --------------------------------------------------------------------------------
  2) Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)  Not Applicable
     (b)  Not Applicable
- --------------------------------------------------------------------------------
  3) SEC Use Only
- --------------------------------------------------------------------------------
  4) Source of Funds (See Instructions):  BK, OO
- --------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):                     Not Applicable
- --------------------------------------------------------------------------------
  6) Citizenship or Place of Organization:
                                  United States
- --------------------------------------------------------------------------------
  Number of                     7)  Sole Voting Power:            8,102,439*
  Shares Beneficially           8)  Shared Voting Power:                  0
  Owned by
  Each Reporting                9)  Sole Dispositive Power:       8,102,439*
   Person With:                10)  Shared Dispositive Power:             0
- --------------------------------------------------------------------------------
 11) Aggregate Amount Beneficially Owned by Each Reporting Person:

     8,102,439*
- --------------------------------------------------------------------------------
 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                  Not Applicable
- --------------------------------------------------------------------------------
 13) Percent of Class Represented by Amount in Row (11):
                                  40%*
- --------------------------------------------------------------------------------
 14) Type of Reporting Person (See
     Instructions): IN
- --------------------------------------------------------------------------------

*8,102,439 shares (40.0%) of Liberte Investors Inc. common stock are owned by Hunter's Glen/Ford, Ltd., a Texas limited partnership. The general partners of Hunter's Glen/Ford, Ltd. are Gerald J. Ford and Ford Diamond Corporation, a Texas corporation wholly-owned by Gerald J. Ford. As general partner individually and as sole shareholder and director of Ford Diamond Corporation, Gerald J. Ford possesses sole voting and investment control over all shares of Liberte Investors Inc. currently owned by Hunter's Glen/Ford, Ltd.

Item 1.  Security and Issuer
- ----------------------------

This statement relates to the common stock, $.01 par value per share, of Liberte Investors Inc., whose principle executive offices are located at 600 N. Pearl Street, Suite 420, Dallas, Texas 75201.

Item 2.  Identity and Background
- --------------------------------

The person filing this statement is Gerald J. Ford, whose business address is 200 Crescent Court, Suite 1350, Dallas, Texas, 75201. Mr. Ford's principal occupation is Chairman and Chief Executive Officer of First Nationwide Bank, a Federal Savings Bank. The executive offices of First Nationwide Bank are at 200 Crescent Court, Suite 1350, Dallas, Texas, 75201.

Mr. Ford also serves as general partner of Hunter's Glen/Ford, Ltd., a Texas limited partnership, having its principal executive office at 200 Crescent Court, Suite 1350, Dallas, Texas, 75201. Hunter's Glen/Ford, Ltd. was organized for estate planning purposes and currently owns a) 20% of the common stock of First Nationwide Holdings Inc., a holding company whose significant asset is all of the outstanding shares of common stock of First Nationwide Bank, a Federal Savings Bank, and b) 40% of the common stock of Liberte Investors Inc. The other general partner of Hunter's Glen/Ford, Ltd. is Ford Diamond Corporation. The sole limited partner of Hunters Glen/Ford, Ltd. is a trust established for the benefit of Mr. Ford's children.

Ford Diamond Corporation is a Texas corporation having its principal executive office at 200 Crescent Court, Suite 1350, Dallas, Texas, 75201. Ford Diamond Corporation is wholly-owned by Mr. Ford and serves as general partner of Ford family partnerships.

Mr. Ford has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ford is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
- ----------------------------------------------------------

Of the approximately $23.1 million aggregate purchase price for the shares purchased, Hunter's Glen/Ford, Ltd. borrowed $6 million under a $10 million revolving credit facility with NationsBank of Texas, N.A. Amounts loaned under such credit facility bear interest, at the option of Hunter's Glen/Ford, Ltd., either at (i) the Prime Rate announced by NationsBank of Texas, N.A. from time to time or (ii) a LIBOR rate, as determined by NationsBank of Texas, N.A., for the relevant interest period plus 2% per annum. Amounts bearing interest at the LIBOR-based rate must be repaid at the end of the relevant interest period. Amounts bearing interest at the Prime Rate must be repaid on August 14, 1997. The repayment of amounts loaned under this credit facility is secured by a pledge of all 8,102,439 shares of Common Stock owned by Hunter's Glen/Ford, Ltd. Hunter's Glen/Ford, Ltd. borrowed the remaining $17.1 million of the purchase price from Mr. Ford under an unsecured promissory note. The note bears interest at the 90-day Eurodollar rate as announced by NationsBank of Texas, N.A. plus one percent (1%) per annum, adjusted quarterly on September 30, December 31, March 31, and June 30. The note requires accrued interest to be paid semi-annually on April 15 and October 15. The unpaid principal balance is due October 15, 1997.

Item 4.  Purpose of Transaction
- -------------------------------

The acquisition of the shares of common stock of Liberte Investors Inc. is solely for investment purposes. Plans are in process to elect additional officers of Liberte Investors Inc., including a new principal accounting officer and secretary to the board, and to elect two additional directors at the next annual meeting. Further, Liberte Investors Inc. plans to pursue an acquisition of an operating company, which will be financed with cash and/or borrowings.

Mr. Ford has no other present plans required to be described in Item 4.

Item 5.  Interest in Securities of the Issuer
- ---------------------------------------------

On August 16, 1996, Hunter's Glen/Ford, Ltd. acquired 8,102,439 shares of common stock of Liberte Investors Inc. representing 40.0% of the 20,256,097 shares of common stock outstanding. Gerald J. Ford possesses sole power to vote and direct the disposition of all shares of common stock of Liberte Investors Inc. owned by Hunter's Glen/Ford, Ltd. in his capacity as general partner and sole shareholder and director of the corporate general partner, Ford Diamond Corporation.

The following table details the transactions in shares of common stock of Liberte Investors Inc. during the past sixty days:


          Date                       Transaction                             Quantity                  Price
     --------------       ------------------------------------        -------------------------      -----------
     August 16, 1996      Purchase by Hunter's Glen/Ford, Ltd.         8,102,439                     $2.85/Share
                          in Dallas, Texas                             (Mr. Ford has beneficial
                                                                       ownership of all such
                                                                       shares.)



Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
- ------------------------------------------------------------------------------
to Securities of the Issuer
- ---------------------------

As described in Item 3, the 8,102,439 shares owned by Hunter's Glen/Ford, Ltd. have been pledged to NationsBank of Texas, N.A. to secure the repayment by Hunter's Glen/Ford, Ltd. of amounts borrowed from NationsBank of Texas, N.A. If Hunter's Glen/Ford, Ltd. were to default on its obligations under the documents relating to such loan, NationsBank of Texas, N.A. could foreclose upon its security interest in such shares and cause a transfer of such shares to it in foreclosure, or to another party in a foreclosure sale.

Hunter's Glen/Ford, Ltd. and the issuer entered into a Registration Rights Agreement on August 16, 1996. Under this agreement, Hunter's Glen/Ford, Ltd. has the right to require the issuer to file a shelf registration statement registering the sale of its shares, and to require the issuer to use its commercially reasonable efforts to maintain the effectiveness of the registration statement for two years. In addition, Hunter's Glen/Ford, Ltd. has the right to make two demands upon the Company to register its sale of shares in underwritten offerings, provided that the shares to be sold have a fair market value in excess of $5.0 million. Finally, Hunter's Glen/Ford, Ltd. may require the Company to register the sale of its shares if the issuer proposes to file a registration statement for its account or the account of its security owners, subject to certain exceptions.

In addition, Hunter's Glen/Ford, Ltd. the issuer, R. Ted Enloe III and the Enloe Descendants' Trust entered into the Agreement Clarifying Registration Rights on August 16, 1996. This agreement generally permitted Hunter's Glen/Ford, Ltd. to exercise "piggy-back" registration rights in connection with any exercise of demand registration rights by the Enloe Descendants' Trust and permitted the Enloe Descendants' Trust, Mr. Enloe and his wife to exercise "piggy-back" registration rights in connection with any exercise of demand registration rights by Hunter's Glen/Ford, Ltd..

In addition, the issuer's Certificate of Incorporation contains restrictions on certain transfers of shares, including the shares beneficially owned by Mr. Ford.

No other contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of Liberte Investors Inc. between Gerald J. Ford and any person or entity.

Item 7.  Material to be Filed as Exhibits
- -----------------------------------------

Exhibit A:  Loan agreement dated August 15, 1996 between Hunter's Glen/Ford,
            Ltd. and NationsBank of Texas, N.A.

Exhibit B:  Promissory note dated August 15, 1996 between Hunter's Glen/Ford,
            Ltd. and NationsBank of Texas, N.A.

Exhibit C:  Pledge Agreement dated August 15, 1996 between Hunter's Glen/Ford,
            Ltd. and NationsBank of Texas, N.A.

Exhibit D:  Promissory Note dated August 16, 1996 between Hunter's Glen/Ford,
            Ltd. and Gerald J. Ford.

                                   Signature
                                   ---------

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                         August 26, 1996


                                         /s/ Gerald J. Ford
                                         ---------------------------
                                         Gerald J. Ford